EXHIBIT 99.1

Shopify To Acquire Kit CRM
Acquisition will accelerate Shopify’s focus on growing trend towards conversational commerce

OTTAWA, ONTARIO - April 13, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced it has agreed to acquire privately held Kit CRM Inc., a virtual marketing assistant that leverages messaging to help businesses market their online stores. The acquisition will bolster Shopify’s focus on the growing trend towards "conversational commerce," paving the way for mobile and messaging platforms to help merchants run their businesses.

“We believe messaging apps are the gateway for the internet on mobile, and conversational commerce represents a huge opportunity for Shopify,” said Craig Miller, Chief Marketing Officer at Shopify. “Kit addresses a real pain point for merchants and is one of our most highly rated apps in the Shopify App Store. We look forward to having the Kit team join Shopify and help us define the future of conversational commerce together.”

Founded in 2013, Kit acts as a virtual marketing assistant that helps manage a small businesses’ marketing tasks so that entrepreneurs can focus on other aspects of their business. Kit allows businesses to run targeted ads on Facebook and Instagram, post updates to their Facebook Page, make recommendations based on store activities, and more, all via text messages. Last month, Kit also introduced an API that allows it to interact with other apps in the Shopify App Store.

"As an entrepreneur, you dream of building a company that makes an impact. Our partnership with Shopify has helped us positively change how businesses run in more than 30 countries,” said Michael Perry, Founder and CEO of Kit. “We've witnessed first-hand Shopify’s commitment to business owners, and it is a privilege to be a larger part of it. This is a big step, and incredible opportunity for Kit to be joining Shopify. We couldn't be more thrilled about making our impact felt amongst business owners everywhere."

The acquisition of Kit, along with Shopify's integration with the new Facebook Messenger Platform announced yesterday, further supports our focus on helping entrepreneurs embrace conversational commerce.

About Shopify
Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 243,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding the potential acquisition by Shopify of Kit. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events, and on certain assumptions and analysis made by Shopify in light of current conditions and expected future developments and other factors management believes are appropriate. These expectations are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual events to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual events will be consistent with these forward-looking statements. Actual events could differ materially from those projected in the forward-looking statements as a result of numerous factors, many of which are beyond Shopify’s control. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify